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SEC Mail
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SEP 2 8 2009

Washington, DC
106

EDSTATES
XCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29234

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/08 (MM/DD/YY) AND ENDING 06/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ward's Financial Services, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14720 S. Will-Cook Road
(No. and Street)

Homer Glen	Illinois	60491
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard M. Ward, Principal — 708-645-1850
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mulcahy, Pauritsch, Salvador & Co., Ltd.
(Name – *if individual, state last, first, middle name*)

14300 Ravinia, Suite 200	Orland Park	IL	60462
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard M. Ward, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ward's Financial Services, Ltd., as of June 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Richard M Ward
Signature

PRINCIPAL
Title

Official Seal
Linda A McCarthy
Notary Public State of Illinois
My Commission Expires 12/29/2009

Linda A. McCarthy
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditors Report on Internal Control Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MULCAHY, PAURITSCH, SALVADOR & CO., LTD.

Certified Public Accountants/
Business and Personal Consultants

Ward's Financial Services, Ltd.
Homer Glen, Illinois

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Ward's Financial Services, Ltd. as of June 30, 2009, and the related statements of income, changes in proprietor's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Proprietorship's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ward's Financial Services, Ltd. as of June 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of expressing an opinion on the basic financial statements taken as a whole. The supplementary information on pages 8 - 11 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mulcahy, Pauritsch, Salvador & Co., Ltd.

Orland Park, Illinois
September 22, 2009

14300 Ravinia Ave. • Suite 200 • Orland Park, IL. 60462 • 708/349-6999 • Fax 708/349-6639
401 S. LaSalle St. • Suite 606 • Chicago, IL 60605 • 312/786-5979 • Fax 708/349-6639
7500 S. County Line Rd. • Burr Ridge, IL 60527 • 630/887-7838 • Fax 630/887-7895

WARD'S FINANCIAL SERVICES, LTD.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2009

ASSETS

Cash and cash equivalents	$	761,035
Deposit with clearing organization		50,000
Total assets	$	811,035

LIABILITIES AND PROPRIETOR'S EQUITY

Liabilities	$	272
Proprietor's equity		810,763
Total liabilities and proprietor's equity	$	811,035

See notes to financial statements.